SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1 )(1)

                                OTR Express (OTRX)
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                    671062107
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                                 (CUSIP Number)

				Douglas W. Palme
				4124 Clearwater Lane
				Springfield, IL 62703
				(217) 391-0191
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 September 3, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 671062107

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Douglas W. Palme

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a) [_]
                                                           (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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               7    SOLE VOTING POWER

  NUMBER OF         108,000

   SHARES      ---------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     ---------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         108,000

   PERSON      ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    108,000

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     108,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%

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14   TYPE OF REPORTING PERSON*

     IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of OTR Express, Inc. (OTRX) that may be deemed to be beneficially owned by Douglas W. Palme (the "Reporting Person").

CUSIP No.671062107

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Item 1.  Security and Issuer.

The name of the issuer is OTR Express, Inc., a Kansas Corporation (the "Issuer"). The address of the Issuer's offices is 804 N. Meadowbrook Drive, Olathe, KS 64111. This Schedule 13D relates to the Issuer's Common
Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

(a-c, f) This Schedule 13D is being filed by Douglas W. Palme, a United States citizen, whose principal business address is located at 4124 Clearwater Lane, Springfield, IL 62703.

(d) Mr. Palme has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Palme has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Palme used personal funds for all purchases in these securities.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Person were acquired for, and are being held for, investment purposes on the Reporting Person's behalf.
The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Palme may be deemed to be the beneficial owner of 108,000 Shares, constituting 6.1% of the Shares of the Issuer, based upon the 1,782,022 Shares outstanding as of August 31, 2004.

Mr. Palme has the sole power to vote or direct the vote of 108,000 Shares and the shared power to vote or direct the vote of 0 Shares to which this filing relates.

Mr. Palme has the sole power to dispose or direct the disposition of 108,000 Shares and the shared power to dispose or direct the disposition of 0 Share to which this filing relates.



The 108000 Shares were acquired for investment purposes. Mr. Palme may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements,  Understandings or Relationships with
         Respect to Securities of the Issuer.

Mr. Palme does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to September 3, 2004 is filed herewith as Exhibit A.
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

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   August 6, 2004
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                                                        (Date)

                                                  /s/ Douglas W. Palme
                                        --------------------------------------
                                                     (Signature)

                                                     Douglas W. Palme
                                        --------------------------------------
                                                     (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A
                           Transactions in the Shares

Date of                Number of Shares            Price Per
Transaction            Purchase/(SOLD)             Share
-----------            ---------------             ---------
 08/16/2004               30,000                   $  .002
 08/18/2004               55,000                   $  .002
 08/23/2004               10,000                   $  .005
 09/03/2004               13,000                   $  .007